Penwest Pharmaceuticals Co.
39 Old Ridgebury Road, Suite 11
Danbury, CT 06810-5120
June 23, 2009
By EDGAR Submission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 3628
Washington, D.C. 20549-3628
Attention: Peggy Kim, Esq.

Re:	Penwest Pharmaceuticals Co.
Additional Soliciting Material
Filed June 5, 2009
File No. 0-23467
Ladies and Gentlemen:
     On behalf of Penwest Pharmaceuticals Co. (“Penwest” or the “Company”), this letter is being provided to you in response to comments contained in the letter dated June 8, 2009 (the “June 8 Letter”) from Peggy Kim, Esq. of the Staff of the Securities and Exchange Commission to Jennifer L. Good, the Company’s President and Chief Executive Officer. The response set forth below is keyed to the numbering of the comment and the heading used in the June 8 Letter.
Additional Soliciting Material
1.	In future filings, you should characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each such opinion or belief exists. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please provide support for any statements relating to the company’s financial and market performances, any projections or numerical conclusions, including but not limited to the following assertions:
•	“...We expect to revert to full royalty rate in Q1 ‘10” on slide 9;

•	2009 Guidance for Revenues, S,G &A, and R&D on slide 18;

•	“Quarterly profitability by Q4 ‘09” on slide 18; and

•	“Profitable for full year 2010” on slide 18.

June 23, 2009
Response:
The Company acknowledges that in future filings it will characterize statements or assertions of opinion or belief by the Company as such, and will have a reasonable basis for such opinion or belief.
The Company had a reasonable basis for the statements cited by the Staff in the June 8 Letter. These statements were reviewed and approved by the Company’s internal disclosure committee and by the audit committee of the Company’s Board of Directors prior to their use.
•	“...We expect to revert to full royalty rate in Q1 ‘10” — Under the Company’s agreement with Endo Pharmaceuticals and as disclosed to investors, the royalties that the Company is currently receiving from Endo are determined based on a temporary reduced royalty rate (50% reduction) until such time as Endo has recouped through the reduced royalties a total of $28 million of unfunded development costs. The Company expects that Endo will have recouped the full $28 million in the first quarter of 2010 and that, accordingly, the royalty will revert to the full rate. The Company bases this expectation on the amount of royalties already recouped by Endo to date and on the sales projections for Opana ER that Endo provided to the Company for 2009 (which the Company has risk adjusted downwards for planning purposes).

•	2009 Guidance for Revenues — The Company determined this guidance (which it originally disclosed in a press release on March 4, 2009) based on Endo’s 2009 sales projections (as risk adjusted by the Company), expected royalties from Mylan Laboratories (which the Company projected based on historical royalties from Mylan) and revenue relating to upfront payments previously received by the Company under collaboration agreements (which the Company is recognizing in accordance with its revenue recognition policy). The Company’s March 4, 2009 press release, which stated this guidance, noted that the projected revenues were “highly dependent upon projections received from Endo for 2009 sales of Opana ER”.

•	2009 Guidance for S, G & A and R&D — These projections are based on the Company’s 2009 operating plan and budget which were approved by the Company’s Board.

•	“Quarterly profitability by Q4 ‘09” — The Company disclosed its expectation as to quarterly profitability in a press release dated January 22, 2009, as well as in its annual report on Form 10-K for the year ended December 31, 2008 and its quarterly report on Form 10-Q for the quarter ended March 31, 2009. The Company bases this expectation on its expected revenues in the fourth quarter (primarily Endo sales projections) and its expected operating expenses based on its Board-approved operating plan and budget.

•	“Profitable for full year 2010” — The Company bases this statement primarily on the Company’s expectations for significantly increased revenues from royalties on Endo’s sales of Opana ER in 2010. Both the Company and Endo expect continued growth of Opana ER sales in 2010, and the Company notes that even if sales are flat in 2010, Penwest’s royalties in 2010 would essentially double solely as a result of the completion of the temporary 50% reduction in royalties in the first quarter of 2010 discussed above.

June 23, 2009
     If you require additional information, please telephone either the undersigned at (203) 796-3701 or Stuart Falber of WilmerHale at (617) 526-6663.
Sincerely,
/S/ Jennifer Good

Jennifer Good
President and CEO

cc:	Stuart M. Falber, Esq. (Wilmer Cutler Pickering Hale and Dorr LLP)